# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001825803

## Reporting persons
- Barnard Stephen J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,885,311; shared voting power 3,619,650; sole dispositive power 1,885,311; shared dispositive power 3,619,650; aggregate amount beneficially owned 5,504,961 (6.2% of the class)
  Comment: IN

## Item 1. Issuer
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, CA 93030

## Item 2. Person Filing
Name of person filing: Barnard Stephen J
Address of principal business office or, if none, residence: 2710 Camino Del Sol, Oxnard, CA 93030
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Stephen J. Barnard may be deemed to beneficially own 5,504,961 shares of the Issuer's common stock, which includes (A) 185,541 shares of common stock held directly, (B) 1,699,770 shares subject to options that are exercisable within 60 days of 6/30/2026, (C) 50,062 shares of common stock held of record by the Barnard Properties, LLC, (D) 1,784,794 shares of common stock held of record by the Shelly R. Barnard GT Trust, and (E) 1,784,794 shares of common stock held of record by the Stephen J. Barnard GT Trust. Mr. Barnard and his spouse have shared power to vote and dispose the shares held by these entities, and each disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.
Percent of class: Based on 87,678,404 outstanding shares of common stock as of 6/30/2026, plus the 1,699,770 shares subject to options that are exercisable within 60 days of 6/30/2026.
Sole power to vote or to direct the vote: 1,885,311 shares, based on 185,541 shares of common stock held directly and 1,699,770 shares of common stock subject to options that are exercisable within 60 days of 6/30/2026.
Shared power to vote or to direct the vote: 3,619,650 shares, based on (A) 50,062 shares of common stock held of record by the Barnard Properties, LLC, (B) 1,784,794 shares of common stock held of record by the Shelly R. Barnard GT Trust, and (C) 1,784,794 shares of common stock held of record by the Stephen J. Barnard GT Trust. Mr. Barnard and his spouse have shared power to vote and dispose the shares held by these entities, and each disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.
Sole power to dispose or to direct the disposition: 1,885,311 shares, based on 185,541 shares of common stock held directly and 1,699,770 shares of common stock subject to options that are exercisable within 60 days of 6/30/2026.
Shared power to dispose or to direct the disposition: 3,619,650 shares, based on (A) 50,062 shares of common stock held of record by the Barnard Properties, LLC, (B) 1,784,794 shares of common stock held of record by the Shelly R. Barnard GT Trust, and (C) 1,784,794 shares of common stock held of record by the Stephen J. Barnard GT Trust. Mr. Barnard and his spouse have shared power to vote and dispose the shares held by these entities, and each disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Barnard Stephen J: /s/ Stephen J. Barnard, Stephen J. Barnard (07/27/2026)